Legal Statements

Filed by Spectra Energy Crop pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to rule 14a-12 under the securities Exchange Act of 1934 Subject Company: Spectra Energy Crop (Commission File No. 1-33007)

SAFE HARBOR STATEMENT / FORWARD-LOOKING INFORMATION

Some of what we’ll discuss today concerning future company performance will be forward-looking information within the meanings of the securities laws. Actual results may materially differ from those discussed in these forward-looking statements, and you should refer to the additional information contained in Spectra Energy and Spectra Energy Partners’ Forms 10-K and other filings made with the SEC concerning factors that could cause those results to differ from those contemplated in today’s discussion. As this is a joint presentation, the terms “we,” “our,” and “us” refer to Spectra

Energy and/or Spectra Energy Partners, as appropriate.

Also, this communication includes certain forward looking statements and information (“FLI”) to provide Enbridge Inc. (“Enbridge”) and Spectra Energy Corp (“Spectra Energy”) shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this document contains FLI pertaining to, but not limited to, information with respect to the following: the combination transaction jointly announced by

Enbridge and Spectra Energy on September 6, 2016 (the “Transaction”); the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; and run-rate and tax synergies.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; availability and price of labor and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

REG G DISCLOSURE

In addition, today’s discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our website.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed Transaction, Enbridge has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary proxy statement of Spectra Energy and a preliminary prospectus of Enbridge, as well as other relevant documents concerning the proposed Transaction. The proposed Transaction involving Enbridge and

Spectra Energy will be submitted to Spectra Energy’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE

TRANSACTION WHEN IT BECOMES FINAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Spectra Energy stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about

Enbridge and Spectra Energy, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra Energy, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction.

Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the

SEC on March 31, 2016. Information regarding Spectra Energy’s directors and executive officers is available in Spectra Energy’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Premier North American Energy Infrastructure Assets

Highly compelling combination with Enbridge benefits Spectra Energy stakeholders

Delivers upfront premium and participation in significant value uplift potential

Intended to qualify as a tax deferred transaction for Spectra Energy shareholders

Expected to increase and extend future dividend growth from ~8% to 15% in Year 1 and 10-12% annually through 2024; expected to enhance DCF coverage

Materially diversifies company by adding industry-leading liquids pipeline, utility and power assets

Allows for the continued development of

Spectra Energy’s existing, attractive expansion program

Creates potential significant cost and tax synergies

2016 THIRD QUARTER UPDATE | 3

Stable. Disciplined. Reliable.

Multiple Strategic Growth Platforms

Enbridge Platforms for Growth

Highly predictable growing cash flows with significant further upside optionality

Utilities deliver significant customer & shareholder benefits; Compelling platform for extension                 to electric utilities

Spectra Energy U.S. presence and utility customer base enhances growth opportunities for Enbridge’s top-10 North American position

Spectra Energy Platforms for Growth

Positioned on a combined basis to compete with

Canada’s leading midstream players on gas and NGL midstream infrastructure

Positioned to provide integrated gas/liquids midstream services across the hydrocarbon chain

Leading positions in all six platforms

2016 THIRD QUARTER UPDATE | 4

Stable. Disciplined. Reliable.

North American Liquids Pipelines Utilities Renewable Power North American Gas Pipelines Canadian Midstream U.S. Midstream

Positioned for sustained demand-pull organic growth for the foreseeable future

Transaction Timeline

Targeting first quarter 2017 closing

Announcement

Finalize proxy

File preliminary proxy    statement Shareholder

and registration

statement    and mail to Votes

shareholders

Commence regulatory

approval process

Respond to regulator    ObtainTransaction

    regulatory

(Canadian Competition Act,    information requests approvalsClosing

Canadian Transportation

Act, HSR, CFIUS)

SEPT 2016 YEAR END MARCH 2017

2016 THIRD QUARTER UPDATE | 5

Completed transaction milestone In progress transaction milestone

Stable. Disciplined. Reliable.